Exhibit 14.3

Pacific Green Technologies Inc.

Insider Trading Policy

This insider trading policy (the “Policy”) has been approved by the board of directors (the “Board”) of Pacific Green Technologies Inc. and applies to Pacific Green Technologies Inc. and all its subsidiary companies (“PGT”).

1 PURPOSE

Directors, officers, employees and consultants of PGT (whether or not citizens of the United States) are prohibited from trading PGT corporation stock (the buying or selling of PGT corporation securities), based on material, non-public information. This policy defines material, non-public information and the restrictions relating to the trading of PGT corporation securities, and the securities other corporations with whom we do business.

A copy of this Policy will be distributed to all PGT’s directors, officers, employees and consultants (which term, for all purposes of this Policy, includes all persons who are on the payroll of PGT).

This Policy is supplemented with a number of PGT policies. Copies of these policies can be obtained from PGT’s external website www.pacificgreen-group.com.

2 INSIDER TRADING

2.1 MATERIAL INFORMATION

It is the policy of PGT to prohibit the unauthorized disclosure of any non-public information acquired in the workplace and the misuse of material non-public information in securities trading. It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of PGT’s securities. Non-public information is information that has not been previously widely disseminated to the investment community by means of SEC filing, corporate press release etc. and is otherwise not available to the investment community. While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. In addition, material information may be positive or negative.

Examples of such information may include:

●	Financial results

●	Projections of future earnings or losses

●	Major contract awards, cancellations or write-offs,

●	Joint ventures with third parties

●	Research, exploration, or development milestones

●	News of a pending or proposed merger or acquisition

●	News of the disposition of material assets

●	Impending bankruptcy or financial liquidity problems

●	Gain or loss of a substantial customer or supplier

●	New product announcements or resource discoveries of a material nature

●	Significant pricing changes

●	Stock splits

●	New equity or debt offerings

●	Significant litigation exposure due to actual or threatened litigation

●	Changes in senior management

●	Capital investment plans

●	Changes in dividend policy

2.2 TRADING ON MATERIAL NON-PUBLIC INFORMATION

With certain limited exceptions, no director or officer of PGT, no employee of PGT, and no consultant or contractor to PGT, and no members of the immediate family or household of any such person (collectively, “an insider”), shall engage in any transaction involving a purchase or sale of PGT’s securities, including any offer to purchase or offer to sell, during any blackout period (see definition, below). Blackout periods commence with a date determined by management that a material event has occurred or is likely to occur, and ends at the close of business on the second trading day following the date of public disclosure of that information, or at such time as such non-public information is no longer material. The term “trading day” shall mean a day on which national stock exchanges of the United States of America and the NASDAQ National Market are open for trading.

A quarterly blackout period will always commence ten trading days prior to closing of each fiscal quarter or year-end, and that blackout period will end at the close of business on the second trading day following the filing of a press release disclosing quarterly or annual financial results, or the SEC filing of financial statements (through the issuance to the Securities and Exchange Commission of a quarterly form 10-Q or annual form 10-K).

Furthermore, a blackout period may also exist and be triggered by certain, non-public, events. It is PGT’s policy that an insider (see definition, above) who intends to buy or sell PGT securities outside of the normal quarterly blackout period first seeks authorization and clearance to trade by writing to PGT’s Legal Counsel (Bill Macdonald at email address wmacdonald@wlmlaw.ca) in order to avoid trading inadvertently during a blackout period.

2.3 TIPPING

No insider shall disclose (“tip”) material non-public information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such insider or related person make recommendations or express opinions on the basis of material non-public information as to trading in the Company’s securities.

2.4 REGULATION FD (FAIR DISCLOSURE)

Regulation FD (Fair Disclosure) implemented by the Securities and Exchange Commission provides that when PGT, or person acting on its behalf, discloses material non-public information to certain enumerated persons (in general, securities market professionals and holders of PGT’s securities who may well trade on the basis of the information), it must make public disclosure of that information. The timing of the required public disclosure depends on whether the selective disclosure was intentional or unintentional; for an intentional selective disclosure, PGT must make public disclosures simultaneously; for a non-intentional disclosure PGT must make public disclosure promptly. Under the regulation, the required public disclosure may be made by filing or furnishing a Form 8-K, or by another method or combination of methods that is reasonably designed to effect broad, non-exclusionary distribution of the information to the public.

It is the policy of PGT that all communications with investors, financial analysts, the press, etc. be handled by PGT’s president. Under no circumstances should any director, officer, employee, or consultant of PGT discuss information with outside parties beyond the normal execution of business.

2.5 CONFIDENTIALITY OF NON-PUBLIC INFORMATION

Non-public information relating to PGT is the property of PGT and the unauthorized disclosure of such information is strictly forbidden.

2.6 APPLICABILITY OF INSIDER TRADING REGULATIONS TO SECURITIES OF OTHER COMPANIES

The insider trading guidelines described herein also apply to material non-public information relating to other companies, including PGT’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of PGT. All employees and consultants should treat material non-public information about PGT’s business partners with the same care as is required with respect to information relating directly to PGT.

3 APPROVAL OF THIS POLICY

Approved by: Board of Directors of PGT

Dated: September 30, 2020

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